Schedule 13G                                                         Page 1 of 7


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                          Numerical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   67053T 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/01
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]     Rule 13d-1(b)

[_]     Rule 13d-1(c)

[x]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                         Page 2 of 7

CUSIP No.   67053T 10 1
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Yagyensh C. Pati

--------------------------------------------------------------------------------

      2.     Check the Appropriate Box if a Member of a Group

             (a) [_]

             (b) [x]
--------------------------------------------------------------------------------
      3.     SEC Use Only
--------------------------------------------------------------------------------

      4.     Citizenship or Place of Organization   United States of America
--------------------------------------------------------------------------------

  Number of          5.    Sole Voting Power          2,408,640*
  Shares
                   -------------------------------------------------------------
  Beneficially
  Owned by           6.    Shared Voting Power        5,604**
                   -------------------------------------------------------------
  Each
  Reporting          7.    Sole Dispositive Power     2,408,640*
                   -------------------------------------------------------------
  Person With        8.    Shared Dispositive Power   5,604**
--------------------------------------------------------------------------------
      9.   Aggregate Amount Beneficially Owned by Each Reporting
           Person                                                  2,445,494***
--------------------------------------------------------------------------------

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
--------------------------------------------------------------------------------

      11.  Percent of Class Represented by Amount in Row (9)   7.3%
--------------------------------------------------------------------------------
      12.  Type of Reporting Person

           IN

--------------------------------------------------------------------------------
                              *(See Instructions)

Schedule 13G                                                         Page 3 of 7

CUSIP No.   67053T 10 1
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Sushma Pati
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [_]

         (b) [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization   United States of America
--------------------------------------------------------------------------------

  Number of
  Shares             5.    Sole Voting Power             78,746****
                   -------------------------------------------------------------
  Beneficially
  Owned by           6.    Shared Voting Power           5,604**
                   -------------------------------------------------------------
  Each
  Reporting          7.    Sole Dispositive Power        78,746****
                   -------------------------------------------------------------
  Person With
                     8.    Shared Dispositive Power      5,604**
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting
          Person                                                    84,350
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)    0.3%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)

          IN


--------------------------------------------------------------------------------
                              *(See Instructions)

Schedule 13G                                                         Page 4 of 7


Item 1.

     (a)   Name of Issuer     Numerical Technologies, Inc.

     (b)   Address of Issuer's Principal Executive Offices     70 West Plumeria Drive, San Jose, CA  95134

Item 2.

     (a)   Name of Person Filing      Yagyensh C. Pati and Sushma Pati, husband and wife

     (b)   Address of Principal Business Office or, if none, Residence     c/o Numerical Technologies, Inc.,
                                                                           70 West Plumeria Drive
                                                                           San Jose, CA  95134

     (c)   Citizenship     United States of America

     (d)   Title of Class of Securities     Common Stock, par value $0.0001 per share

     (e)   CUSIP Number      67053T 10 1

Item 3.  If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)   [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)   [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)   [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)   [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)   [_] An investment advisor in accordance with (S)240.13d-1(b)(1)(ii)(E);

     (f)   [_] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

     (g)   [_] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

     (h)   [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)   [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14)
           of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)   [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owed:

           Yagyensh C. Pati:   2,445,494 shares***
           Sushma Pati:           84,350 shares

Schedule 13G                                                         Page 5 of 7

    (b)  Percent of class:

         Yagyensh C. Pati: 7.2%, based on 33,552,353 outstanding shares of Common Stock of the Issuer as of 12/31/01, which such number includes 677,820 exchangeable shares issued in connection with the Issuer's October 2000 acquisition of Cadabra Design Automation Inc. ("Cadabra").

         Sushma Pati: 0.3%, based on 33,552,353 outstanding shares of Common
           Stock of the Issuer as of 12/31/01, which such number includes 677,820 exchangeable shares issued in connection with the Issuer's October 2000 acquisition of Cadabra.

    (c)  Number of shares as to which the person has:

         (i)     Sole power to vote or to direct the vote

                  Yagyensh C. Pati:      2,408,640 shares*
                  Sushma Pati:              78,746 shares****

         (ii)    Shared power to vote or to direct the vote

                  Yagyensh C. Pati:      5,604 shares**
                  Sushma Pati:           5,604 shares**

         (iii)   Sole power to dispose or to direct the disposition of

                  Yagyensh C. Pati:  2,408,640 shares*
                  Sushma Pati:          78,746 shares****

         (iv)    Shared power to dispose or to direct the disposition of

                  Yagyensh C. Pati:      5,604 shares**
                  Sushma Pati:           5,604 shares**

__________
* Includes 76,713 shares held by Yagyensh C. Pati as trustee of annuity trust.

** 5,604 shares are held by the Pati Revocable Trust u/a/d 5/26/00, of which Yagyensh C. Pati and Sushma Pati serve as trustees.

*** Includes 31,250 shares which may be acquired within 60 days of December 31, 2001 upon exercise of a stock option by Yagyensh C. Pati.

****   78,746 shares are held by Sushma Pati as trustee of annuity trust.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Schedule 13G                                                         Page 6 of 7


Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

Not applicable.

Schedule 13G                                                         Page 7 of 7

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   Feb. 13, 2002
                               -------------------------------------------------
                                                      Date


                               /s/ Yagyensh C. Pati
                               -------------------------------------------------
                                                    Signature
                               Yagyensh C. Pati, President and Chief Executive Officer of Numerical Technologies, Inc.
                               -------------------------------------------------
                                                   Name/Title



                                   Feb. 13, 2002
                               -------------------------------------------------
                                                      Date


                               /s/ Sushma Pati
                               -------------------------------------------------
                                                    Signature

                               Sushma Pati
                               -------------------------------------------------
                                                 Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)